UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

WMI HOLDINGS CORP.
(Exact name of registrant as specified in its charter)

WASHINGTON	91-1653725
(State or other jurisdiction of	(IRS Employer
incorporation)	Identification No.)

1201 THIRD AVENUE, SUITE 3000
SEATTLE, WASHINGTON 98101
(Address of principal executive offices, including zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered
None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), please check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(d), please check the following box. [X]

Securities Act registration statement file number to which this form relates: ______________(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value of $0.00001 per share
(Title of Class)

Item 1  Description of Registrant’s Securities to be Registered.

On September 26, 2008, WMI Holdings Corp. (formerly known as Washington Mutual, Inc., the “Registrant”) filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Court”) (Case No.08-12229 (MFW)).  On February 24, 2012, the Court entered an order confirming the Seventh Amended Joint Plan of Affiliated Debtors as modified by the Modification of Seventh Amended Plan dated January 9, 2012, the Second Modification of Seventh Amended Plan dated January 12, 2012, and the Third Modification of Seventh Amended Plan dated February 16, 2012 (collectively, the “Plan”). The Plan became effective on March 19, 2012 (the “Effective Date”).

Pursuant to the Plan, all outstanding equity interests of the Registrant, including but not limited to all outstanding shares of the Registrant’s common stock, no par value per share, and the Registrant’s preferred stock that were issued and outstanding prior to the Effective Date were cancelled on the Effective Date.

This Registration Statement registers under Section 12(g) of the Securities Exchange Act of 1934, as amended, the Registrant’s new common stock, par value $0.00001 per share (the “Shares”), which were issued on the Effective Date pursuant to the Plan.  On the Effective Date, the Company (i) filed its Amended and Restated Articles of Incorporation (the “Articles”) with the State of Washington and (ii) adopted its Amended and Restated By-Laws (the “Bylaws”).

The following describes certain matters relating to the Articles and the By Laws which became effective on the Effective Date, but does not purport to be complete and is subject to and qualified by the full terms of the Articles and the By Laws, as set forth in the Exhibits to this Registration Statement, which are incorporated by reference in this Item 1.

The Registrant  has the authority to issue a total of 505,000,000 shares of capital stock, consisting of:
●	500,000,000 shares of common stock, par value $0.00001 per share; and

●	5,000,000 shares of preferred stock, par value $0.00001 per share.

(a)(1)(i) Dividends: Subject to the rights of preferred stock holders, holders of the Shares are entitled to such dividends, if any, as may be declared by Registrant’s board of directors (the “Board”) from time to time.

(ii) Terms of conversion: Not applicable.

(iii) Sinking funds provisions: Not applicable.

(iv) Redemption provisions: Not applicable.

(v) Voting Rights: At every annual or special meeting of shareholders, each holder of a Share is entitled to cast one (1) vote for each Share that is held in such holder’s name on the stock transfer records of the Registrant; provided, however, that, except as otherwise required by law, holders of Shares will not be entitled to vote on certain amendments to the Articles that amend, modify or alter the terms of certain series of preferred stock, if the series excludes the right to vote on such amendments.  In addition, the Articles and Bylaws contain specific terms concerning the size of the Board and voting for members of the Board.  Article XII of the Articles provides that a majority of each voting group is required to approve a change of control type transaction or dissolution of the Registrant, reducing the threshold that would otherwise be required under Washington law.  Article XIII of the Articles limits voting groups in certain matters, such as amendments to the Articles and votes on mergers, which would otherwise apply under Washington law.

(vi) Classification required by the Board of Directors: Not applicable.

(vii) Liquidation rights: Not applicable.

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(viii) Preemption rights: Not applicable.

(ix) Liability to further calls or to assessment by the Registrant imposed on its stockholders: Not applicable.

(x) Restrictions on alienability There are substantial restrictions on the ability to transfer the Shares set forth in Article VI of the Articles.

(xi) Any provision discriminating against any existing or prospective holder of the Shares as a result of such security holder owning a substantial amount of securities: Article VI of the Articles contains restrictions on any person owning or that would own at least 4.75% of the Shares (as more fully defined in the Articles, a “Substantial Holder”).  No person may become a Substantial Holder, and a Substantial Holder is not permitted to increase or decrease its shareholdings without the consent of the Board.

(2) If the rights of holders of the Shares may be modified otherwise than by a vote of a majority or more of the Shares outstanding, voting as a class: Not applicable.

(5) Any provision of the Articles or Bylaws that would have an effect of delaying, deferring or preventing a change in control of the Registrant and that would operate only with respect to an extraordinary corporate transaction involving the Registrant (or any of its subsidiaries): Article VI of the Articles imposes certain transfer restrictions on the Shares which apply to acquisitions or dispositions of the Shares by a person who is, or who would become, a Substantial Holder.  The Articles also authorize shares of preferred stock, all of which are currently available for issuance. The existence of authorized but unissued shares of preferred stock may enable the Board to render more difficult or to discourage an attempt to obtain control of the Registrant by means of a merger, tender offer, proxy contest or otherwise.

Item 2  Exhibits.

(d) Exhibits

Exhibit No.	Description
3.1	Amended and Restated Articles of Incorporation of the Registrant.
3.2	Amended and Restated Bylaws of the Registrant.

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Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WMI HOLDINGS CORP.

Date: March 19, 2012	By:	/s/ Charles Edward Smith
		Name:	Charles Edward Smith
		Title:	Interim Chief Executive Officer, General Counsel, Executive Vice President and Secretary

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